EXHIBIT 99.1

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces

Fourth Quarter and Full Year 2018 Results

2018 revenues of $28 million;

2019 revenues expected to grow by over 43% to $40 million

Netanya, Israel, March 20, 2018 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the year and quarter ended December 31, 2018.

Highlights of 2018

●	Revenues of $28 million, representing highest level in over two decades;
●	US subsidiary established to capitalize on significant opportunities;
●	EBITDA of $1.9 million; Net Loss of $0.2 million;
●	Year-end net cash position of $20.8 million.

Management Comments

Dov Sella, RADA’s Chief Executive Officer commented, “We are pleased with our continued top line growth in 2018. Furthermore, we see strong acceleration in 2019 and beyond, and expect revenues of $40 million – up 43% year-over-year for 2019. This will be driven primarily by growth in tactical radars’ sales, with strong contribution from the US market.”

Continued Mr. Sella, “A major goal in 2019 is to invest in and grow our US business, which will include a new radar production line. This is in order to capitalize on the significant potential we are evidencing, and beginning to realize. We plan to increase our R&D and sales and marketing investments in order to maintain and enhance our leadership position in the market segment of tactical radars for the maneuver force.”

“Furthermore, during 2018, we strengthened our balance sheet and have adequate working and investment capital to take advantage of the many opportunities ahead of us. We are very encouraged with the solid level and stability of our gross margins as well as our growth potential ahead,” concluded Mr. Sella.

2018 Fourth Quarter Summary

Revenues totaled $8.4 million in the fourth quarter of 2018, compared with revenues of $9.1 million in the fourth quarter of 2017. Approximately $2.5 million of deliveries to the United States, which were ready for delivery by year-end, were delayed to 2019.

Gross profit totaled $3.0 million in the fourth quarter of 2018 (or 36% of revenues) compared to gross profit of $2.2 million in the fourth quarter of 2017 (or 24% of revenues).

Operating income was $1 thousand in the fourth quarter of 2018 compared to operating income of $0.1 million in the fourth quarter of 2017.

Net loss attributable to RADA’s shareholders in the fourth quarter of 2018, was $0.1 million, or $0.00 per share, compared to a net profit of $0.6 million, or $0.02 per share, in the fourth quarter of 2017. The loss in the fourth quarter was mainly due the impact of the Company’s discontinued operations, including the loss of $159 thousand recorded with respect to the sale of the Company’s Chinese subsidiary in December 2018.

EBITDA was $0.5 million in the fourth quarter of 2018, similar to that of the fourth quarter of 2017.

Full Year 2018 Results Summary

Revenues totaled $28.0 million, compared to revenues of $26.2 million in 2017.

Gross profit totaled $10.1 million (or 36% of revenues) compared to gross profit of $8.3 million (or 32% of revenues) in 2017.

Operating income totaled $0.2 million (or 0.6% of revenues) compared to operating income of $2.0 million in 2017.

Net income attributable to RADA’s shareholders was $0.2 million, or $0.00 per share for the year ended December 31, 2018, compared to a net Income of $2.2 million, or income of $0.09 per share, for the year ended December 31, 2017.

EBITDA totaled $1.9 million compared to EBITDA of $3.5 million in 2017.

As of December 31, 2018, RADA had net cash and cash equivalents of $20.8 million, compared to $12.4 million as of year-end 2017. The increase was mainly due to a capital raise of approximately $12.5 million in 2018.

Investor Conference Call

The Company will host a conference call later today, starting at 10:00 am ET (4pm Israel time). Management will host the call and will be available to answer questions after presenting the results.

Dial in numbers are: US 1-888-668-9141; UK 0800-917-5108; Israel 03-918-0609 and International +972-3-918-0609.

For those unable to participate, the teleconference will be available for replay on RADA’s website at http://www.rada.com beginning 48 hours after the call.

About RADA Electronic Industries Ltd

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of tactical land radar for force and border protection, inertial navigation systems for air and land applications and avionics systems and upgrades.

Contact Information

Company Contact:	Investor Relations Contact:
Avi Israel (CFO)
Tel: +972-9-892-1111	Ehud Helft/Gavriel Frohwein
mrkt@rada.com	GK Investor & Public Relations
www.rada.com	Tel: +1 646 688 3559
rada@gkir.com

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Information with Regard to non-GAAP Financial Measures

The Company presents its financial statements in accordance with U.S. GAAP. RADA’s management uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. EBITDA is provided in this press release and the accompanying supplemental information because management believes this non-GAAP measure is useful for investors and financial institutions as it facilitates operating performance comparisons from period to period. As presented in this release, the term EBITDA consists of net profit (loss) according to U.S. GAAP, excluding net financing expenses, taxes, depreciation and amortization and ESOP expenses. EBITDA should not be considered in isolation or as a substitute for net profit (loss) or other statement of operations data prepared in accordance with GAAP as a measure of profitability. Reconciliation between the Company’s results on a GAAP and non-GAAP basis is provided in the table below.

RECONCILIATION FROM GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2018	2017	2018	2017

Operating Income (loss)	$165	$1,983	$1	$104
Depreciation	799	638	250	184
Employees Option Compensation	898	559	253	168
Other non-cash amortization	33	325	-	84

EBITDA	$1,895	$3,505	$504	$540

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2018	2017

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$20,814	$12,417
Restricted deposits	422	322
Trade receivables (net of allowance for doubtful accounts of $2 at December 31, 2018 14 at December 31, 2017)	13,382	7,286
Contract Asset	899	1,140
Other accounts receivable and prepaid expenses	506	330
Inventories, net	11,244	7,910
Current assets related to discontinued operations	1,524	2,468

Total current assets	48,791	31,873

LONG-TERM ASSETS:
Long-term receivables and other deposits	79	68

Property, plant and equipment, net	4,632	3,915
Long-term assets related to discontinued operations	-	319
Total assets	$53,502	$36,175

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$5,650	$2,904
Other accounts payable and accrued expenses	3,842	2,814
Advances from customers	727	41
Contract Liabilities	366	145
Current liabilities related to discontinued operations	366	328

Total current liabilities	10,951	6,232

LONG-TERM LIABILITIES:

Accrued severance pay and other long term liability	690	758

Total long-term liabilities	690	758

EQUITY:
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares and 37,500,000 shares at December 31, 2018 and December 31, 2017 respectively; Issued and outstanding: 37,516,891 and 31,392,040 at December 31, 2018 and at December 31, 2017 respectively.	386	335
Additional paid-in capital	118,568	104,923
Accumulated other comprehensive income	220	392
Accumulated deficit	(76,961)	(77,124)

Total RADA Electronic Industries shareholders’ equity	42,213	28,526
Non-controlling interest	(352)	659

Total equity	41,861	29,185

Total liabilities and equity	$53,502	$36,175

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,		Three months ended December 31,
	2018	2017	2018	2017
Revenues:
Products	$26,909	$25,010	$8141	$8,845
Services	1,123	1,172	250	274

	28,032	26,182	8,391	9,119
Cost of revenues:
Products	17,771	17,807	5,306	6,922
Services	143	112	36	22

	17,914	17,919	5,342	6,944

Gross profit	10,118	8,263	3,049	2,175
Operating expenses:
Research and development, net	3,092	1,575	1,016	689
Marketing and selling	2,860	2,137	847	653
General and administrative	4,001	2,568	1,185	729
Total operating expenses:	9,953	6,280	3,048	2,071
Operating Income	165	1,983	1	104
Amortization of shareholders’ convertible loans discount and beneficial conversion feature (BCF)	-	103	-	-
Other financial expenses (income), net	(119)	53	(72)	(41)
Total financial expenses(Income), net	(119)	156	(72)	(41)

Net Loss from sale of fixed asset	103	-	103	-
Net income (loss) from continuing operations	181	1,827	(30)	145

Net Income (loss) from discontinued operations	(404)	515	(233)	512

Net income (loss)	(223)	2,342	(263)	657
Net income (loss) attributable to non-controlling interest	(386)	103	(177)	102
Net income (loss) attributable to RADA Electronic Industries’ shareholders	$163	$2,239	$(86)	$555

Basic net income from continuing operations per Ordinary share	$0.02	$0.07	$0.00	$0.00
Diluted net income from continuing operations per Ordinary share	$0.02	$0.06	$0.00	$0.00
Basic and diluted net income (loss) from discontinued operations per Ordinary share	$(0.01)	$0.02	$(0.01)	$0.02
Basic net income per Ordinary share	$0.00	$0.09	$0.00	$0.02
Diluted net income per Ordinary share	$0.00	$0.08	$0.00	$0.02

Weighted average number of Ordinary shares used for computing basic net income (loss) per share	33,184,570	24,956,915	34,324,897	31,027,341

Weighted average number of Ordinary shares used for computing diluted net income (loss) per share	33,716,931	28,126,509	34,823,139	33,155,420